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Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower. 1-1-30, Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
TEL.+81-3-6765- FAX.+81-3-6765-
http://www.jcom.co.jp/

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

January 11, 2005


05005170

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
JAN 12 2005
WASH. D.C. 213 SECTION

SUPPL

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law
   (a) Amendment Report to Semi-Annual Securities Report dated December 27, 2004. 〔in Japanese〕 Source of Requirement: Securities and Exchange Law of Japan.

   (b) Extraordinary Securities Report dated January 7, 2005. 〔in Japanese〕 Source of Requirement: Securities and Exchange Law of Japan

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

Dlw 1/13

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,



Koji Kobayashi
Vice President
Treasury Department